SEWARD & KISSEL
ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 100

WRITER'S DIRECT DIAL

TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421
WWW.SEWKIS.COM

1200 G STREET, N.W.
WASHINGTON, D.C. 20005
TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184

07023056

FILE NO. 82-35000

April 26, 2007

U.S. Securities & Exchange Commission
The Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549

SUPPL

Re: Wilh. Wilhelmsen 12g3-2 Submission

Dear Sir/Madam:

We are furnishing this letter and the enclosed documents on behalf of our client, Wilh. Wilhelmsen ASA (the "Company"), in accordance with the requirements of Rule 12g3-2(b) adopted under the Securities Exchange Act of 1934, as amended. Pursuant to our original 12g3-2(b) submission which was cleared by the SEC on August 4, 2006, we have agreed to furnish, on an ongoing basis, whatever information is made public, filed or distributed as described in Rule 12g3-2(b)(1)(i)(A), (B) or (C) promptly after such information is made or is required to be made public, filed or distributed. Accordingly, we enclose with this letter a copy of an announcement dated May 4, 2007 that the Company made available to security holders relating to the presentation of the results of the first quarter of 2007.

If the staff of the SEC has any questions or comments concerning the foregoing, please don't hesitate to call the undersigned at (212) 574-1429.

Very Truly Yours,

Keith Billotti

cc: Bjoern Berggrav

dw 5/2

Announcement

Wilh. Wilhelmsen ASA is pleased to invite analysts, investors and media to the presentation of the results of the first quarter of 2007 on

Friday 4 May 2007 at 08.00
at the premises of the company, Strandveien 20, 1366 Lysaker

Coffe/tea and sandwiches will be served from 07.30.

Please notify Wilh. Wilhelmsen Corporate Communications of your intention to participate via E-mail to ww@wilhelmsen.com <mailto:ww@wilhelmsen.com> .

You will find the Annual and Environmental Reports for 2006 on our web site: www.wilhelmsen.com <file://www.wilhelmsen.com>

SK 02877 0005 767289

END